UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 15, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

We will be unable to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 by the May 15, 2013 deadline due to an issue raised by our auditors and now being examined by our Audit Committee as to the transaction by which we acquired nickel wire in exchange for shares of our common stock. Such examination relates in particular to the circumstances of the initial acquisition by the seller of the nickel wire sold to us.

While we hope to be able to file the Annual Report on Form 20-F shortly, there is no assurance that we will be able to do so. In the meantime, the failure to file the Report timely will preclude us from using a registration statement on Form F-3 and, until the Report is filed and we are once again up to date in reporting, will increase the Rule 144 holding period with respect to stock issued by us in private sales and prevent us from registering sales of stock, which will adversely impact our ability to do financings. It is also possible that Nasdaq may seek to delist our stock from that exchange unless we promptly regain compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer